Exhibit 21.1

SUBSIDIARIES OF STARFIGHTERS SPACE, INC.

The following is a list of all the subsidiaries of the Company and the corresponding jurisdiction of incorporation or organization of each.  All subsidiaries of the Company are directly or indirectly owned by the Company.

Name of Subsidiary	Place of Incorporation/Formation	Ownership Interest
Starfighters International, Inc. (1)	Florida	100%
Starfighters International, Inc. (2)	Texas	100%
Starfighters, Inc. (3)	Florida	100%

Notes:

(1) Starfighters International, Inc., a Florida corporation, is a wholly-owned subsidiary of Starfighters Space, Inc.

(2) Starfighters International, Inc., a Texas corporation, is a wholly-owned subsidiary of Starfighters Space, Inc.

(3) Starfighters, Inc. is a wholly-owned subsidiary of Starfighters International, Inc., a Florida corporation.